K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

July 14, 2014

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 189 to the Registration Statement on Form N-1A

Dear Mr. Bartz:

The following are responses to the comments that we received from you by telephone on June 9, 2014 regarding Post-Effective Amendment No. 189 to the Registration Statement on Form N-1A for the American Beacon Bahl & Gaynor Small Cap Growth Fund (“Fund”), a series of the American Beacon Funds (“Registrant” ), that was filed with the Securities and Exchange Commission (“SEC”) on May 1, 2014. Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments

1.	In the Fund’s Fee Table, the second line item is captioned “Distribution and/or services (12b-1) fees.” Please confirm that the term “and/or” is accurate in describing the Fund’s distribution and service fees.

The Registrant has confirmed that the caption describing the Fund’s Rule 12b-1 fees is accurate.

2.	Please confirm that the contractual expense arrangement referenced in Footnote 3 to the Fee Table will be filed as an exhibit to the Registrant’s post-effective amendment filing pursuant to Rule 485(b) under the Securities Act of 1933.

The Registrant confirms that the contractual expense arrangement will be filed as an exhibit to the Fund’s Rule 485(b) filing.

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July 14, 2014

3.	The “Principal Investment Strategies” section of the Fund Summary states that the Fund “considers a company to be a small capitalization company if it has a market capitalization, at the time of investment, within the range of the companies in the Russell 2000 Index. . . . As of January 31, 2014, the market capitalization of the companies in the Russell 2000 Index ranged from $15 million to $5.8 billion. Explain supplementally why the Registrant considers a company with a market capitalization of $5.8 billion to be a “small capitalization” company.

The Registrant discloses that it determines the eligibility of companies for investment by reference to the Russell 2000 Index at the time of investment. This practice has been sanctioned by the SEC and its Staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (“Adopting Release”) and the related SEC Staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” (Investment Company Names, 1940 Act Release No. 24828 (July 27, 2004).) The SEC Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.” There, the Staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant also respectfully notes that numerous other small-cap mutual funds rely on the Russell 2000 Index to define the universe of small market capitalization companies. These funds include, but are not limited to: Columbia Small Cap Core Fund, a series of Columbia Funds Series Trust I; Eagle Small Cap Stock Fund, a series of Eagle Series Trust; Neuberger Berman Small Cap Growth Fund, a series of Neuberger Berman Equity Funds; and SSgA Dynamic Small Cap Fund, a series of SSgA Funds. The Fund’s definition of small capitalization companies is consistent with SEC and SEC staff guidance. As the high end of the capitalization range of companies in the Russell 2000 Index is $5.8 billion (as of January 31, 2014), the Registrant believes that it is appropriate for the Fund to consider a company with a market capitalization of $5.8 billion to be a small capitalization company.

4.	Please state supplementally whether derivatives will be used by the Fund to satisfy its 80% test. If so, please also state how the derivatives will be valued.

The Fund may use derivatives to satisfy its 80% policy. The Fund will typically use market value to value derivatives for purposes of determining compliance with its 80%

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July 14, 2014

policy. However, the Fund reserves the right to value a derivative at notional value when it is a more appropriate measure of the Fund’s exposure to a portfolio investment.

5.	In the “Principal Risks” section of the Fund Summary, the description of “Other Investment Companies Risk” refers to exchange-traded funds (“ETFs”) and business development companies (“BDCs”). If applicable, disclose in the “Principal Investment Strategies” section the Fund Summary that the Fund may invest in ETFs and BDCs, or remove the related risk disclosure. If the Fund will invest in BDCs, confirm supplementally that BDC expenses are included in the Fund’s fee table.

The Registrant has deleted the disclosure regarding ETFs and BDCs.

6.	The “Management” section of the Fund Summary lists three portfolio managers for the Fund. Confirm that these three individuals are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

The Registrant confirms that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

7.	The section of the Fund’s prospectus titled “Additional Information About Investment Policies and Strategies” states that the Fund’s investment objective is “non-fundamental”. State supplementally whether the Fund will provide notice to shareholders if there is a change in the Fund’s investment objective and, if so, how much notice the Fund will provide.

The Fund expects to provide shareholders with reasonable advance notice of material changes to the Fund’s non-fundamental investment objective or material investment policies.

8.	The “Principal Risks” section of the Fund Summary includes disclosure regarding risks that are not discussed in the section of the Fund’s prospectus titled “Additional Information About Risks.” The SEC staff believes that Form N-1A, Item 4(b)(1)(i) requires that each of the risks included in the “Principal Risks” section of the Fund Summary, also be included in the statutory prospectus. Please revise the “Additional information About Risks” section of the Fund’s prospectus to include the disclosure currently provided in the “Principal Risks Section” of the Fund Summary.

The Registrant provides a summary of each of the Fund’s principal risks in the “Principal Risks” section of the Fund Summary, as required by Form N-1A, Item 4(b)(1). To the extent that there is additional information to disclose regarding the Fund’s principal risks, the Registrant provides that disclosure under “Additional Information about Principal

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Risks” section of the Fund’s prospectus as required by Item 9(c). This presentation of the Fund’s risk disclosure is fully compliant with General Instruction C.3(a) to Form N-1A, which states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Indeed, the SEC staff has, in the past, relied on General Instruction C.3(a) to request that the Registrant delete from the “Additional Information About Principal Risks” section of a Fund’s prospectus, disclosure that is duplicative of the disclosure provided in the “Principal Risks” section of the Fund Summary.1 However, in response to the SEC staff’s request, the Registrant has included in the “Additional Information About Principal Risks” section of the Fund’s prospectus disclosure regarding each of the Fund’s principal risks that supplements the disclosure in the “Principal Risks” section of the Fund Summary.

9.	In the “Prior Performance of Similar Accounts Managed by Bahl & Gaynor” section of the Fund’s prospectus, disclose that the performance shown is net of all actual expenses incurred by accounts, including any sales load. Additionally, revise the performance shown to reflect the performance net of actual expenses before performance gross of actual expenses.

The Registrant has revised the applicable disclosure as requested.

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
John Okray
American Beacon Advisors, Inc.

1Letter to Amy Miller from Kathy Kresch Ingber regarding American Beacon Global Evolution Fund dated February 18, 2014, comment 19.